WashTec

RECEIVED
2006 MAR -8 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



Date, February 14. 2006

Re: ***Washtec AG***
Exemption Number: 82-04888

SUPPL

Dear Sir or Madam,

In connection with WashTec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, enclosed please find our

- ad hoc notification of **November 15th , 2005** concerning " **WashTec AG in exclusive negotiations about takeover of a US company"**
- **interim report Q3 2005**
- ad hoc notification of **January 19th , 2006** concerning " **WashTec AG enters into an Agreement to acquire MarkVII Equipment LLC."**
- ad hoc notification of **February 7th , 2006** concerning " **WashTec AG preliminary results"**
- press release of **February 14th, 2006** concerning **"sell down of shares"**

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

Sincerely,

WashTec AG



Po Karoline Kalb

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de

Vorstand: Thorsten Krüger (Sprecher), Jürgen Lauer
Aufsichtsrat-Vorsitzender: Alexander von Engelhardt

Bankverbindung: Deutsche Bank Augsburg
BLZ: 720 700 01
Kto.-Nr.: 024261000
Sitz der Gesellschaft: Augsburg
HRB 81 Amtsgericht Augsburg

WashTec

Ad-hoc notification according to Article 15 of the Federal Securities Trading Act

WashTec AG in exclusive negotiations about takeover of a US company

Augsburg, 15 November, 2005 – WashTec AG has entered into exclusive negotiations about the takeover of a US manufacturer of brushless cleaning systems for motor vehicles. The target has a nationwide distribution network in the US. In 2004, the company generated sales in the mid double-digit million US dollar range and generates positive operating results.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Listed: Official market in Frankfurt (Prime Standard); OTC market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

Contact:
Haubrok Investor Relations GmbH
Michael Werneke
Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de

Ad hoc release according to § 15 WpHG

WashTec AG Enters into an Agreement to Acquire Mark VII Equipment, LLC.

Augsburg, January 19, 2006 – WashTec AG has announced that it has signed an agreement to purchase substantially all of the assets and liabilities of Mark VII Equipment LLC, Arvada, Colorado, USA, a US manufacturer of car wash equipment. According to WashTec market research, Mark VII is the third largest manufacturer of car wash equipment in the USA. The seller is an institutional investor. The purchase price will be up to US$ 25 million, depending on Mark VII's 2005 EBITDA. It includes an earn-out component of up to US$ 2 million, which is dependent, among other factors, on Mark VII's sales growth in 2006 and 2007. The purchase price will be 6.2 times the company's expected 2005 EBITDA. The acquisition will be financed by the existing syndicate of banks of the WashTec group. Mark VII manufactures a full range of touch free car wash systems and is also the exclusive US distributor of WashTec friction rollover machines. The company's US-wide distribution network has achieved steady sales growth over the past years. Sales of approximately US$ 40 million are projected for 2005. The company has generated positive operating results in the past years. The transaction is expected to close in the first quarter 2006.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Listed: Official market in Frankfurt (Prime Standard); OTC market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

Contact:
WashTec AG
Karoline Kalb
Phone +49 (0) 821-5584-0
E-Mail kkalb@washtec.de

WashTec

Ad hoc release according to § 15 WpHG

WashTec announces preliminary 2005 results

Augsburg, 07 February, 2006 – The preliminary results for fiscal year 2005 show that the WashTec group generated revenues of €225.8m in 2005, which is an increase of 6.6% compared to €211.8m in fiscal year 2004. In the fourth quarter 2005, sales amounted to €64.8m, an increase of 9.8% compared to €59.0m for the fourth quarter 2004.

Due to the continuing improvement of the cost structure, margins were increased in 2005. The adjusted gross profit resulted in €134.5m in 2005, (i.e. 59.6% gross profit margin), compared to €124.9m in 2004 (i.e. 59.0% gross profit margin). EBITDA adjusted (before one-time effects and expenditures in relation to the Phantom share compensation) resulted in €35.8m in 2005 (2004: €25.1m). EBITA adjusted (before one-time effects and expenditures in relation to the to the Phantom share compensation) resulted in €29.5m, i.e. EBITA margin of 13.1% (2004: €18.3m, i.e. EBITA margin of 8.6%). EBT adjusted (before one-time effects and expenditures in relation to the Phantom share compensation) resulted in €25.2m in 2005 (2004: €7.8m).

Considerable one-time effects negatively influenced the 2005 results by €4.5m (2004: €6.2m). The shutting-down of the Canadian subsidiary SSI effected the fourth quarter results by €1.3m. Other significant one-time effects resulted from write down of inventory (€ 0.9m), provisions for part-time work for employees approaching retirement (€0.8m) and other provisions. Furthermore the accrual of provisions for the Phantom share compensation influenced the results by €5.7m (2004: €0.6m), thereof €3.9m in the fourth quarter due to the extraordinary increase of the share price during that period.

Bank debt (net), i.e. bank debt minus cash at bank, has been reduced to a total of €44.2m as of 31 December 2005 (2004: €59.2m).

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board:
Thorsten Krüger (spokesman)
Jürgen Lauer

Chairman of supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg

Overview of selected 2005 preliminary financial group figures (in €m):

	2005	2004
Sales	225.8	211.8
Gross Profit (1)	134.5	124.9
EBITDA (2)	35.8	25.1
EBITA (2)	29.5	18.3
EBT (2)	25.2	7.8
One-time effects	-4.5	-6.2
Phantom share-compensation	-5.7	-0.6
EBT	15.0	1.0
Financial liabilities (net) as of 31 December	44.2	59.2

Note: (1) pre one-time effects
(2) pre one-time effects and Phantom share compensation

The release of the complete final consolidated group results for fiscal year 2005 is scheduled for 31 March 2006.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Listed: Official market in Frankfurt (Prime Standard); OTC market in Berlin-Bremen, Düsseldorf, Munich and Stuttgart

Contact:
WashTec AG
Karoline Kalb
Phone +49 (0) 821-5584-0
E-Mail kkalb@washtec.de

WashTec

Edelmar, Achernar and Augias sell their stakes in WashTec

-

Augsburg, 14 February 2006 –The shareholders Edelmar Vermögensverwaltung GmbH, Achernar Vermögensverwaltung GmbH and Augias Vermögensverwaltung GmbH have sold their shares in WashTec AG, Augsburg of together 37.3 percent to a number of institutional investors. They informed WashTec about this transaction on 14 February 2006.

Thorsten Krüger, spokesman of the Board of WashTec commented: "The successful placement of the shares is a strong recognition of the market's confidence in WashTec's strategy and the expected positive operating performance. The successful restructuring and strategic repositioning of the company has been achieved in close cooperation and partnership with the departing shareholders. With a significant contribution during the restructuring phase they have supported the successful turnaround. The placement of their entire stakes will increase the free float and liquidity of the WashTec shares. This supports our objective of becoming a member of the SDAX index."

With the largest installed base and subsidiaries in core markets of Europe and in the US, WashTec is the leading supplier of solutions for carwash systems worldwide.

Contact:
Karoline Kalb
Telefon +49 (0) 821/5584-1134
email kkalb@washtec.de



WASHTEC AG – Interim Report for the period from January 1 to September 30, 2005

Unaudited translation for convenience purposes only



Continued dynamic development in the first nine months of 2005

- **Return target for 2005 reached ahead of plan: operating EBIT margin at 10%**
- **Sales up € 8.3 m to € 161.0 m (+ 5.4%)**
- **Equity ratio surges to 26% following successful capital increase**
- **More innovative products to be launched soon**

Economic Activity and Market

Economic environment unchanged

The economic environment remained unchanged in the course of the year. The general economic development and the rising oil prices had no adverse impact on the spending activity of oil companies and car wash operators in the first nine months of the year. WashTec AG's key customer groups continued to invest in equipment in line with their capex targets.

Business Performance

Full-year operating return target of 10% reached after nine months only

The highly positive performance of WashTec, the market leader in vehicle washes, continued in the third quarter. Following the successful streamlining of WashTec's operating structures, the capital increase in early August marked the completion of the company's capital restructuring. Both revenues and earnings have developed positively. The 10% targeted operating EBIT margin for the full year has now already been reached after nine months only. Revenues for the first nine months increased by 5.4%, while earnings before taxes (EBT) rose by € 10.6m to € 10.8m.

The construction of a new production plant in Augsburg's Argonstrasse in the third quarter marked the implementation of another step in the company's plant restructuring concept; as of the end of the quarter, most production activities have now been consolidated at one single location, where the new assembly methods are applied. The restructuring of the production plants is to be completed by the end of the year.

At the same time, the company continued its product and marketing campaign in Germany and abroad. The development of quarterly sales reflects the success of this initiative. While revenues increased by € 4.9 m or 4.9 % in the first half of the year, third-quarter sales increased by € 3.3 m to € 55.2 m in the previous year period.

Successful development of Austrian subsidiary as a bridge to Eastern Europe

Following the takeover of the Austrian activities by a WashTec organisation in the second quarter, the subsidiary's positive development continued in the third quarter. WashTec's own local organisation can now serve the market much more professionally. Customers' response to WashTec's local presence has been very positive, which is not least reflected in increasing new order intake especially in services. Building on its presence in Austria, WashTec as the local market leader aims to better exploit the potential offered by emerging markets in Eastern Europe and to benefit from the positive market development.

Presentation of SoftCare Bravo; more product launches to follow in 2006

While the *SoftCare Takt* rollover system in the premium segment has been introduced in the second quarter, *SoftCare Bravo* complemented the *SoftCare* family in the third quarter. *SoftCare Bravo* replaces the *CK30* in the basic segment. It is particularly suited for car dealerships, garages and smaller gas stations wishing to offer their customers a lower-cost quality car wash.

Equity ratio at 26 % following successful capital increase

The successful capital increase with a subscription ratio of 99.9 % marked the end of the company's capital restructuring effort. The proceeds from this approximately € 36 m transaction allowed almost full repayment of the subordinated loan. An equity ratio of 26 % means that WashTec's balance sheet structure is sound again and gives the company greater scope for future growth investments. The operating cash flow for the first nine months of € 17.0 m was primarily used to further reduce bank liabilities as well as for investments in the expansion of the Austrian sales organisation, the plant restructuring concept and the new ERP system.

Revenues

in € m, IFRS	Jan. 1 – Sep. 30, 2005	Jan. 1 – Sep. 30, 2004
Abroad	92.6	87.7
Germany	68.4	65.0
Total revenues	**161.0**	**152.7**

Successful product and marketing campaign sends revenues up by 5.4%

Revenues increased by € 8.3 m (+5.4%) to € 161.0 m in the first nine months and by € 3.3 m to € 55.2 m in the third quarter. The positive development of rollover washes continued, while service revenues were down on the previous year due to the weak first quarter. A regional breakdown shows that revenue growth was driven by foreign markets, where business grew by 5.6%. The Austrian and Italian subsidiaries also contributed to the increase in revenues over the previous year. Domestic revenues rose by 5.2%

Earnings

in € m, IFRS	Jan.1 – Sep. 30, 2005	Jan.1 – Sep. 30, 2004
Adjusted EBT*	12.9	1.3
EBT	**10.8**	**0.2**

*adjusted for non-recurring expenses

Operating EBIT margin reaches 10% after nine months only

In conjunction with the greatly improved cost structures, the non-recurrence of goodwill amortisation and the reduced interest expenses, the increased revenues led to disproportionate earnings growth over the previous year. Personnel expenses as a percentage of revenues declined by 0.5 percentage points to 34.2%. As of September 30, 2005 provicions for an additional virtual stock option plan were included within personnel expenses. The virtual stock option plan provides for payments of virtual stock options depending on the share price only [(share price minus € 5) x 350,000]. Payment is due in 2006 based on the conditions of the current virtual stock option program. The cost of materials as a percentage of revenues declined by a moderate 0.1 percentage points to 42.5%. At € 18.6 m, other operating expenses/income were also down on the previous year (€ 19.1 m). The € 1.7 m cost of the capital increase was reclassified to equity with no effect on income.

The decline in amortisation and depreciation is mainly attributable to the fact that goodwill is no longer amortised under International Financial Reporting Standards (IFRS). In the same period of the previous year, amortisation and depreciation as well as extraordinary write-downs amounted to € 3.9 m.

As a result of the greatly improved cost structures, earnings before interest and taxes (EBIT) rose from € 6.8 m (+ € 7.4 m) to € 14.2 m in the first nine months and by € 2.4 m to € 6.7 m in the third quarter. Financial expenses were almost halved by € 3.2 m to € 3.4 m through the repayment of bank liabilities and the refinancing of working capital. Earnings before taxes (EBT) rose by € 10.6 m to € 10.8 m in the nine-month period and by € 3.7 m to € 5.9 m in the third quarter.

Non-recurring expenses resulting from extraordinary expenses in conjunction with the refinancing and provisions for further optimisation programmes totalled € 2.1 m in the nine-month period. Accordingly, the operating profit before taxes amounted to € 12.9 m.

The profit after tax rose by € 8.0 m to € 6.5 m and by € 2.5 m to € 3.5 m in the third quarter, respectively.

Balance Sheet

Assets		
in € m, IFRS	Sep. 30, 2005	Dec. 31, 2004
Non-current assets	77.6	75.1
Current assets	69.8	62.8
Prepaid expenses and deferred taxes	31.4	32.2
Total assets	**178.8**	**170.1**

Non-current assets climbed by a moderate € 2.5 m as a result of the investments made in conjunction with the plant restructuring concept and the introduction of the ERP system. Current assets increased due to a € 7.0 m rise in liquid funds.

Equity and liabilities		
in € m, IFRS	Sep. 30, 2005	Dec. 31, 2004
Equity	47.1	4.0
Bank liabilities	55.9	60.1
Other liabilities and provisions	71.9	101.4
Deferred income	3.9	4.6
Total equity and liabilities	**178.8**	**170.1**

Fundamental improvement of the balance sheet structure

The successful capital increase resulted in a fundamental improvement of the balance sheet structure. As of September 30, 2005, equity was up by € 43.1 m to € 47.1 m, resulting in an equity ratio of 26.4 %, compared to 2.4 % prior to the capital increase. The subordinated loan (other liabilities) has almost almost fully been repaid. The operating cash flow was used to greatly reduce bank liabilities as compared to the previous year. As a result, WashTec now has a sound balance sheet structure again.

Cash Flow Statement

Cash flow from operating activities (net cash flow) totalled € 17.0 m in the nine-month period (previous year period: € 13.7 m). Cash flow from investment activities amounted to € 6.3 m (previous year: € 1.4 m). The cash flow from financing activities comprises mainly the cash flow from the capital increase and the repayment of the subordinated loan in almost the same amount.

Capital Expenditure

Investments by the WashTec Group in the nine-month period totalled € 6.3 m (previous year: € 1.4 m). Capital expenditure focused on the implementation of the plant restructuring concept, the development of the Austrian sales organisation and the introduction of the ERP system.

Employees

As of September 30, 2005, the WashTec Group employed 1,304 people, 29 less than a year earlier.

The Share

In the third quarter of 2005, WashTec AG completed the € 20m capital increase approved by the Shareholders' Meeting on June 15, 2005, increasing the share capital from € 20 m to € 40 m through the issue of 7.6 m new bearer shares. Cazenove AG and Commerzbank underwrote 4,761,970 shares at a subscription price of € 5.00 and placed them with retail and institutional investors. 2,838,030 shares shareholders Achernar Vermögensverwaltung GmbH received against a contribution in kind, Augias Vermögensverwaltung GmbH and Edlmar Vermögensverwaltung GmbH against contributions in kind. The subscription ratio was 99.9 %.

Admission to the Prime Standard as of September 20, 2005

The positive performance of the WashTec share continued after the capital increase. Since the beginning of the year, the WashTec share has gained 124 % to € 7.07. After the capital increase, the share has been admitted to the Prime Standard as of September 20. The admission to the SDAX index is planned for the medium term. As of September 30, 2005, the shareholder structure was as follows:

Voting rights in %

	Sep. 30, 2005
Edelmar Vermögensverwaltung GmbH	20.2
Achernar Vermögensverwaltung GmbH	11.8
IED – International Equity Development GmbH	8.9
Henderson Global Investors Ltd.	7.9
Cycladic Capital management	7.6
Powe Capital Ltd.	6.2
Augias Vermögensverwaltung GmbH	5.4
Free float	**32.0**

Source: Reports under WpHG (German Securities Trading Act) and shareholder reports

Risks

Compared to the risks and rewards outlined in the management report and the Group management report in the 2004 financial statements as well as in the offering memorandum, no major changes occurred in the first nine months of 2005.

Events after the End of the Reporting Period

In view of the continued negative earnings performance of the Canadian subsidiary, SSI Corp., WashTec is conducting a comprehensive analysis of the subsidiary's suitability for reorganisation. Subject to the analysis result this could lead to non-recurring expenses of up to € 2 m in 2005.

Outlook

Well-filled product pipeline: more innovations in 2006

In the last quarter of the fiscal year, the consolidation of the production plants in Augsburg is to be completed. The implementation of the ERP system and the national and international product and marketing campaign will be continued. The Management Board expects dynamic earnings development in the last quarter 2005.

Given, that the balance sheet structures have clearly improved and the scope for investments in products and market has been enlarged as a result of the successful capital increase, the company's strategic focus will shift to the development of new markets and the more effective exploitation of existing market potential, especially in Eastern Europe. The potential for growth in North America and Asia is currently being analysed and is expected to contribute to revenue growth in the medium term.

WashTec: innovation and market leader, as well as the leader for return on investment.

At the same time, cost-cutting measures will be identified and initiated throughout the company to improve its cost structures.

The Management Board aims for a further improvement of the results in fiscal 2006.

Consolidated profit and loss account of WashTec AG

	Jan – Sep 2005	Jan – Sep 2004	July – Sep 2005	July – Sep 2004
	K€	K€	K€	K€
Sales	161,012	152,732	55,171	51,847
Change in inventory	881	802	879	1,153
Other capitalised own account services	0	0	0	0
Other operating income	2,302	3,452	518	943
Total	**164,194**	**156,987**	**56,568**	**53,943**
Cost of materials	**68,433**	**65,100**	**24,196**	**22,969**
Gross margin	**95,762**	**91,887**	**32,372**	**30,974**
Personnel expenses	**55,111**	**52,994**	**17,643**	**16,135**
Other operaating expenses/other taxes	21,296	22,940	6,316	8,130
EBITDA	**19,355**	**15,953**	**8,414**	**6,308**
Amortisation and depreciation of intangible assets and property, plant and equipment	5,158	5,302	1,730	1,699
Depreciation of goodwill	–	3,884	–	753
Operating Result (EBIT)	**14,198**	**6,766**	**6,683**	**4,256**
Financial result (net financial expenses)	**–3,404**	**–6,579**	**–807**	**–2,062**
Result from ordinary business activitites (EBT)	**10,794**	**188**	**5,876**	**2,195**
Income taxes	–4,317	–1,663	–2,350	–1,235
Net result	**6,476**	**–1,475**	**3,526**	**959**
Earnings per share (basic = diluted)	**0.43**	**–0.19**	**0.23**	**–0.32**

Rounded-off to K€, rounding off differences possible

Consolidated balance sheet of WashTec AG

Assets	Sep 30, 2005	Dec 31, 2004
	K€	K€
Non current assets		
Intangible assets	39,708	40,684
Property, plant and equipment	37,809	34,295
Financial assets		
Investments	87	87
Other loans	11	11
Financial assets	99	99
	77,617	75,079
Deferred tax assets	**28,167**	**30,947**
Non current receivables and other assets (due in over one year)		
Trade receivables	0	0
Other assets	99	99
	99	99
Total non-current assets	**105,883**	**106,124**
Current assets		
Inventories	**28,507**	**30,236**
Current receivables and other assets (due within one year)		
Trade receivables	32,795	28,439
Receivables from investees	63	110
Receivables from the tax office	354	231
Other assets	506	2,827
	33,719	**31,607**
Balances at banks and cash	**7,491**	**815**
Total current assets	**69,717**	**62,658**
Prepaid expenses	**3,192**	**1,295**
Total assets	**178,792**	**170,078**

Rounded-off to K€, rounding off differences possible

Equity and liabilities	Sep 30, 2005	Dec 31, 2004
	K€	K€
Equity		
Subscribed capital	40,000	20,000
Capital reserves	45,402	27,384
Loss caried forward	–46,359	–41,452
Consolidated net loss	6,476	–3,207
Currency translation adjustments	1,617	1,300
	47,136	**4,025**
Non-current liablitites and provisions		
Non-current liabilities		
To banks and similar institutions	50,329	296
Other	6,248	4,705
	62,077	**5,002**
Non-current provisions		
Provisions for pensions	5,560	5,575
Other non-current provisions	8,172	8,459
	13,731	**14,034**
Total non-current liabilities and provisions	**75,807**	**19,035**
Current liabilities and provisions		
Current liabilities		
Convertible bonds	51	51
To banks and similar institutions	5,542	59,756
Payments received on accounts of orders	3,165	3,814
Trade payables	9,277	5,730
Other (from taxes and levies)	1,898	3,209
Other (for social security)	1.274	1,607
Other	12,952	47,838
	28,658	**122,004**
Current provision		
Tax provision	3,880	2,548
Other current provisions	19,401	17,818
	23,281	**20,366**
Total current liabilities and provisions	**50,372**	**142,370**
Deferred income	**3,909**	**4,647**
Total equity and liabilities	**178,792**	**170,078**

Rounded-off to K€, rounding off differences possible

Consolidated cash flow statement of WashTec AG

	Sep 30, 2005	Sep 30, 2004
	K€	K€
Operating result (EBIT)	14,198	6,766
Interest and dividends received	314	218
Interest paid	–3,718	–6,796
Interest subordinated loan	0	1,366
costs of rights issue	–1,700	0
Amortisation and depreciation of non-current assets	5,158	9,186
Change in non-current provisions	–303	193
Gain/loss from disposals of non-current assets	–602	–930
Gross Cash Flow	**13,347**	**10,003**
Decrease in inventories	1,730	4,695
Decrease in trade receivables	–4,356	10,969
Decrease/increase in trade payables	3,547	–3,338
Change in other non-current assets	2,719	–8,594
Net-cash provided from operating activities (net cashflow)	**16,986**	**13,735**
Cash paid for investments in non-current assets	–6,310	–1,446
Net-cash used for investing activities	**–6,310**	**–1,446**
Funds from cash capital increase	23,828	0
Repayment of subordinated loan	–21,909	0
Repayment of non-current liabilitites from finance lease	–1,237	–1,300
Repayment of non-current liabilitites to banks	500	–3,352
Net-cash used for financing activities	**182**	**–4,652**
Net increase/decrease in cash and cash equivalents	**10,858**	**7,637**
Cash and cash equivalents as of January 1	**–59,238**	**–80,173**
Cash and cash equivalents as of September 30	**–48,380**	**–72,537**
Balances at banks	**7,491**	**3,127**
Current bank liabilities	**–55,871**	**–75,663**

Rounded-off to K€, rounding off differences possible

Equity statement of WashTec AG

	subscribed capital	capital reserve	accumulated profit	Currency translation adjustment	Total
	K€	K€	K€	K€	K€
As of December 31, 2004	**20,000**	**27,384**	**–44,659**	**1,300**	**4,025**
Costs of capital increase			–1,700		–1,700
Capital increase	**20,000**	**18,018**			38,018
Net profit January 1, 2005 to September 30, 2005			6,476		6,476
Currency changes				317	317
As of September 30, 2005	**40,000**	**45,402**	**–39,883**	**1,617**	**47,136**

Segment report to IFRS from January 1 to September 30, 2005

	Cleaning Technology		System Business		Consolidation		Group	
	2005	2004	2005	2004	2005	2004	2005	2004
	K€	K€	K€	K€	K€	K€	K€	K€
External sales	158,305	150,101	2,707	2,631			161,012	152,732
Other income	2,328	3,480	3	1	–29	–29	2,302	3,452
Operating result	**13,644**	**6,238**	**554**	**528**			**14,198**	**6,766**
Income from interest and financial investments	314	218		0	0		314	218
Interest and similar expenditures	–3,574	–6,652	–144	–144			–3,718	–6,796
Profit from usual business activities	**10,384**	**–196**	**410**	**384**			**10,794**	**188**
Taxes from income and yield							–4,317	–1,663
Annual consolidated net deficit/earnings							**6,476**	**–1,475**

Rounded-off to K€, rounding off differences possible

Notes

Accounting and Valuation Policies

The present interim report has been prepared in accordance with the International Financial Reporting Standards (IFRS) as of September 30, 2005. The accounting and valuation policies have not changed as compared to those applied in the consolidated financial statements for the period ended December 31, 2004.

Individual items have been grouped to improve the clarity and legibility of the balance sheet, the income statement and the cash flow statement of the WashTec Group.

Consolidated Group

The consolidated Group has remained unchanged as compared to the consolidated financial statements for the period ended December 31, 2004.

Balance Sheet/Equity

After the August 2005 capital increase by a nominal amount of € 20,000,000, the share capital of WashTec AG amounted to € 40,000,000 and was divided into 15,200,000 no-par bearer shares as of September 30, 2005.

Earnings per Share

Earnings per share are calculated by dividing the net consolidated result by the number of shares:

	Sep. 30, 2005	Sep. 30, 2004
Net result	6.5 Mio. €	–1.5 Mio. €
Number of shares	15,200,000	7,600,000
Earnings per share	0.43 €	–0.19 €

Notes on the Parent Company

WashTec AG does not have any operations of its own. It is the ultimate Group parent company. WashTec AG has a Management Board and performs Group controlling and risk management functions; it also has a legal department. The company provides advisory services in the area of law, finance, marketing, development and production. WashTec AG's most important assets are its direct and indirect investments. The results of WashTec AG are largely determined by the income from these investments. As of September 30, 2004, WashTec AG employed 4 people (previous year: 6 people). No changes occurred in the management and supervisory bodies.

Financial Calendar

Eigenkapitalforum	November 22, 2005
Annual Report 2005	March 31, 2006
Q1 Report	May 2006
Shareholders' Meeting	May 31, 2006
Q2 Report	August 2006
Q3 Report	November 2006

Contact

WashTec AG
Karoline Kalb
Argonstrasse 7
86153 Augsburg
Phone: +49 821/5584-0
Fax: +49 821/5584-1135
www.washtec.de
washtec@washtec.de



WashTec AG
Argonstrasse 7
D-86153 Augsburg
Telephone (+49 821) 55 84-0
Telefax (+49 821) 55 84-1410


WashTec